Exhibit 21

SUBSIDIARIES

Name of Entity	Jurisdiction of Incorporation
407664 British Columbia Ltd.	British Columbia, Canada
APACO, Inc.	Delaware
Boniface Engineering, Ltd.	United Kingdom
Century Holdings, Inc.	Tennessee
Champion Carrier Corporation	Delaware
Chevron, Inc.	Pennsylvania
F.G. Russell Truck Equipment Ltd.	British Columbia, Canada
Jige International S.A.	France
Miller Financial Services Group, Inc.	Tennessee
Miller/Greeneville, Inc.	Tennessee
Miller Industries Distributing, Inc.	Delaware
Miller Industries Europe B.V.	Netherlands
Miller Industries International, Inc.	Tennessee
Miller Industries Towing Equipment Inc.	Delaware
RRIC Acquisition Corp.	Delaware